

Mail Stop 7010

September 17, 2008

By U.S. Mail and Facsimile

Mr. Ricardo Bernardes
Chief Financial Officer
California Steel Industries, Inc.
14000 San Bernardino Avenue
Fontana, CA 92335

> **Re:** **California Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **File No. 333-79587**

Dear Mr. Bernardes:

We have reviewed your response letter dated August 5, 2008 and have the following additional comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibit 31 – Section 302 Certifications

1.      We note your response to prior comment five.  However, it does not appear that you have filed the amendments you have indicated in your response letter.  In this regard, please amend your Form 10-K and Form 10-Q's for the fiscal quarters ended March 31, 2008 and June 30, 2008, to revise your certifications for the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting, as required by Item 601(B)(31) of Regulation S-K.  Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

*       *       *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

   If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.


                                                    Sincerely,


                                                    John Cash
                                                    Accounting Branch Chief